                              --------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          LEXICON GENETICS INCORPORATED
                                (Name of Issuer)

                              --------------------

                     Common Stock $0.001 Par Value Per Share
                         (Title of Class of Securities)

                              --------------------

                                   528872 10 4
                                 (CUSIP Number)

                                Mr. John Sullivan
                           Gordon Cain and Associates
                           8 Greenway Plaza, Suite 702
                              Houston, Texas 77046
                            Telephone: (713) 840-7896
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                              --------------------

                                November 20, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 528872 10 4
         -----------------
--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      Estate of Gordon A. Cain (01-6222478)
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If A Member of a Group
      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds
      OO
--------------------------------------------------------------------------------
 5.   Check Box If Disclosure of Legal Proceedings Is Required Pursuant
      to Item 2(d) or 2(e)
      [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      Texas
--------------------------------------------------------------------------------
 7.   Sole Voting Power
      0
--------------------------------------------------------------------------------
 8.   Shared Voting Power
      0
--------------------------------------------------------------------------------
 9.   Sole Dispositive Power
      0
--------------------------------------------------------------------------------
10.   Shared Dispositive Power
      10,995,500*
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Reporting Person
      10,995,500*
--------------------------------------------------------------------------------
12.   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
      [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      21.0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
      OO
--------------------------------------------------------------------------------

* Includes 8,500 shares that may be acquired by the Estate of Gordon A. Cain within 60 days upon exercise of stock options


                                      -2-

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CUSIP NO.   528872 10 4

--------------------------------------------------------------------------------
 1.   Names of Reporting Person
      Mary H. Cain
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If A Member of a Group (See Instructions)
      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      00
--------------------------------------------------------------------------------
 5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      United States of America
--------------------------------------------------------------------------------
 7.   Sole Voting Power
      0
--------------------------------------------------------------------------------
 8.   Shared Voting Power
      2,000,000*
--------------------------------------------------------------------------------
 9.   Sole Dispositive Power
      0
--------------------------------------------------------------------------------
10.   Shared Dispositive Power
      12,995,500*
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Reporting Person
      12,995,500*
--------------------------------------------------------------------------------
12.   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      24.8%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
      IN
--------------------------------------------------------------------------------

--------
* 10,987,000 of these shares are owned, and 8,500 of these shares can be acquired within 60 days upon exercise of stock options, by the Estate of Gordon A. Cain, of which Mary H. Cain is a co-executor.

     2,000,000 of these shares are owned by the Gordon and Mary Cain Foundation, of which Mary H. Cain is the Chairman.

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CUSIP NO. 528872 10 4
         -----------------
--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      James D. Weaver
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If A Member of a Group
      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds
      OO
--------------------------------------------------------------------------------
 5.   Check Box If Disclosure of Legal Proceedings Is Required Pursuant
      to Item 2(d) or 2(e)
      [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      United States of America
--------------------------------------------------------------------------------
 7.   Sole Voting Power
      15,000
--------------------------------------------------------------------------------
 8.   Shared Voting Power
      2,000,000*
--------------------------------------------------------------------------------
 9.   Sole Dispositive Power
      15,000
--------------------------------------------------------------------------------
10.   Shared Dispositive Power
      12,995,500*
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Reporting Person
      13,010,500*
--------------------------------------------------------------------------------
12.   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
      [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      24.8%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
      IN
--------------------------------------------------------------------------------

--------
* 10,987,000 of these shares are owned, and 8,500 of these shares can be acquired within 60 days upon exercise of stock options, by the Estate of Gordon A. Cain, of which James D. Weaver is a co-executor.

     2,000,000 of these shares are owned by the Gordon and Mary Cain Foundation, of which James D. Weaver is the President.

CUSIP NO. 528872 10 4
         -----------------
--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      William A. McMinn
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If A Member of a Group
      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds
      OO
--------------------------------------------------------------------------------
 5.   Check Box If Disclosure of Legal Proceedings Is Required Pursuant
      to Item 2(d) or 2(e)
      [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      United States of America
--------------------------------------------------------------------------------
 7.   Sole Voting Power
      12,054,591*
--------------------------------------------------------------------------------
 8.   Shared Voting Power
      0
--------------------------------------------------------------------------------
 9.   Sole Dispositive Power
      1,059,091
--------------------------------------------------------------------------------
10.   Shared Dispositive Power
      0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Reporting Person
      12,054,591*
--------------------------------------------------------------------------------
12.   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
      [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      23.0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
      IN
--------------------------------------------------------------------------------

--------
* 10,987,000 of these shares are owned, and 8,500 of these shares can be acquired within 60 days upon exercise of stock options, by the Estate of Gordon A. Cain, of which William A. McMinn was granted voting rights pursuant to an irrevocable voting proxy dated May 7, 1998 between Gordon A. Cain and William A. McMinn.

                            STATEMENT ON SCHEDULE 13D

Item 1.  Security and Issuer

     The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of Lexicon Genetics Incorporated (the "Issuer"), a Delaware corporation, with its principal executive offices located at 4000 Research Forest Drive, The Woodlands, Texas 77381.

Item 2.  Identity and Background

     (a)-(b) This statement is being filed on behalf of the Estate of Gordon A. Cain (the "Estate") by each of Mary H. Cain and James D. Weaver, co-executors of the Estate, and William A. McMinn. The address of Mary H. Cain, James D. Weaver and William A. McMinn is: Gordon Cain and Associates, 8 Greenway Plaza, Suite 702, Houston, Texas 77046.

     (c) Mrs. Cain currently is not employed. Mr. Weaver is the President of the Gordon and Mary Cain Foundation. Mr. McMinn is currently a director of the Issuer. Both Mr. Weaver's and Mr. McMinn's business address is Gordon Cain and Associates, 8 Greenway Plaza, Suite 702, Houston, Texas 77046.

     (d)-(e) During the last five years, neither Mrs. Cain, Mr. Weaver nor Mr. McMinn has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations in respect to such laws.

     (f) Mrs. Cain, Mr. Weaver and Mr. McMinn are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     This Schedule 13D is being filed as a result of Mr. Cain's death. The Estate acquired the securities by operation of law upon the death of Mr. Cain. Mr. McMinn was granted voting rights upon the death of Mr. Cain pursuant to an irrevocable voting proxy described in Item 6. This irrevocable voting proxy will only remain in effect until the distribution of the Shares to the heirs or devisees of Mr. Cain. Therefore, this item is not applicable.

Item 4.  Purpose of Transaction

     On October 22, 2002, Gordon A. Cain died. At the time of his death,
Mr. Cain beneficially owned 10,995,500 shares of Common Stock (the "Shares"). The Estate now beneficially owns the Shares. The co-executors of the Estate, as appointed by the Clerk of Probate Court No. 2, Harris County, Texas on
November 20, 2002, are Mrs. Mary H. Cain, the wife of Mr. Cain, and Mr. James D. Weaver, the stepson of Mr. Cain. Mr. McMinn was granted the voting rights of the Shares upon Mr. Cain's death pursuant to the irrevocable voting proxy described in Item 6.

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     Neither the Estate nor Mr. McMinn has any plans or proposals with respect to the Shares which relate to or that would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a)-(b) The response of each of Mrs. Cain, Mr. Weaver and Mr. McMinn with respect to rows 7 through 13 of the cover page to this Schedule 13D are incorporated by reference.

     (c) During the 60 days preceding the date of this report, neither Mrs. Cain, Mr. Weaver nor Mr. McMinn has effected any transactions involving the Shares.

     (d) Mary H. Cain and James D. Weaver, as co-executors of the Estate, share dispositive authority over the Shares. Mr. McMinn has sole voting authority of the Shares pursuant to the irrevocable voting proxy described in Item 6.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Pursuant to an Agreement and Irrevocable Proxy dated as of May 7, 1998, between Gordon A. Cain and William A. McMinn, Mr. Cain granted an irrevocable voting proxy for all the shares of Common Stock beneficially owned by Mr. Cain in the event of Mr. Cain's death. This irrevocable voting proxy will remain in effect until the distribution of such Shares to the heirs or devisees of Mr. Cain.

Item 7. Material to be Filed as Exhibits.

     Exhibit I - Joint Filing Agreement.

     Exhibit II - Agreement and Irrevocable Proxy granted by Gordon A. Cain to William A. McMinn, dated May 7, 1998.

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                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2003

                                   ESTATE OF GORDON A. CAIN


                                         By:  /S/ MARY H. CAIN
                                            ------------------------------------
                                              Mary H. Cain
                                              Co-Executor

                                         By:  /S/ JAMES D. WEAVER
                                            ------------------------------------
                                              James D. Weaver
                                              Co-Executor

                                  /S/ MARY H. CAIN
                                  ----------------------------------------------
                                      Mary H. Cain

                                  /S/ JAMES D. WEAVER
                                  ----------------------------------------------
                                      James D. Weaver

                                  /S/ WILLIAM A. MCMINN
                                  ----------------------------------------------
                                      William A. McMinn